

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 30, 2009

VIA U.S. MAIL AND FAX TO 866-630-4100

Mr. Steven R. Shawley
Senior Vice President and Chief Financial Officer
Ingersoll-Rand Company Limited
Clarendon House
2 Church Street
Hamilton, HM 11
Bermuda

> **Re:** **Ingersoll-Rand Company Limited**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-16831**

Dear Mr. Shawley:

We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Review of Business Segments, page 37

1. We see you disclosure "adjusted operating income" for each of your business segments. We also see you indicate this non-GAAP information is " …meaningful to provide the relative impact of integration and restructuring charges, non-recurring cost related to the acquisition of Trane and impairment charges in order to present a better understanding of our results on a period to period comparative basis. The adjusted information is intended to be more indicative of our core operating results." While there is no *per se* prohibition against presenting a non-GAAP measure that removes a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure. Please tell us why you believe the non-GAAP measures presented herein comply with Item 10 of Regulation S-K. If you continue to present such measures in your future filings, the following disclosure, which should be specific and not a broad overall, vague disclosure, should be included:

   - the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
   - the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 and note our concern when preparing future filings.

Critical Accounting Policies and Estimates, page 60

2.   We note that you updated your impairment testing through December 31, 2008, taking into consideration recent market declines. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please consider disclosing the following in future filings:

- we note that you indicate quoted market prices are not available for your reporting units and that the fair value of your reporting units is determined using both a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach), with each method being equally weighted in the calculation. In addition to disclosing each of the valuation methodologies used to value goodwill, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

<u>Financial Statements, page 85</u>

<u>Note 4 – Asset Impairment, page F-17</u>

3.   Tell us the last date you assessed your property, plant and equipment and other intangible assets for impairment and the results of such tests.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jay Webb, Staff Accountant, at (202) 551-3603, or me at (202) 551-3554 if you have questions regarding these comments.

Sincerely,

Angela Crane
Accounting Branch Chief